EXHIBIT 99.1

For Immediate Release 20-37-TR	Date:	June 30, 2020

Teck Announces New Credit Facility, Closing of Notes Issue and
Tender Offer Results

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the signing of a new US$1 billion unsecured two-year revolving credit facility, the closing of its previously announced US$550 million offering of ten-year notes and the results of the previously announced cash tender offers for its US$539 million of outstanding notes maturing in 2021, 2022 and 2023.

“Teck’s already strong liquidity will be further augmented with these transactions,” said Don Lindsay, President and CEO. “Together with our US$4 billion revolving credit facility that matures in Q4 2024 and our US$2.5 billion project financing facility for QB2, this new US$1 billion facility and the extension of near term debt maturities will give Teck significant liquidity as we complete QB2 and the Neptune expansion project.”

The terms of the new US$1 billion revolving credit facility are substantially the same as the terms of Teck’s existing US$4 billion revolving credit facility.

Net proceeds from the notes offering are being used to purchase today US$255.1 million aggregate principal amount of 2021, 2022 and 2023 notes pursuant to the previously announced tender offer for those notes. The balance of the net proceeds from offering will be applied to reduce amounts outstanding on Teck’s US$4 billion revolving credit facility. Results of the tender offer are described below.

Tender Offer Results
The previously announced cash tender offers (each, an “Offer” and collectively, the “Offers”) for any and all of Teck’s outstanding 4.500% Notes due 2021 (the “2021 Notes”), 4.75% Notes due 2022 (the “2022 Notes”) and 3.750% Notes due 2023 (the “2023 Notes” and together with the 2021 Notes and the 2022 Notes, the “Notes”) expired at 5:00 p.m. New York City time, on June 29, 2020 (the “Expiration Time”). The Offers were made pursuant to Teck’s Offer to Purchase, dated June 23, 2020 (the “Offer to Purchase”), and the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”). The Offer to Purchase and the Notice of Guaranteed Delivery are referred to herein collectively as the “Offer Documents.”

Teck has been advised that the following aggregate principal amounts of Notes were validly tendered and not validly withdrawn as of the Expiration Time:

•	US$103,995,000 aggregate principal amount of 2021 Notes, representing 88.96% of the 2021 Notes;

•	US$52,219,000 aggregate principal amount of 2022 Notes, representing 25.87% of the 2022 Notes; and
•	US$98,905,000 aggregate principal amount of 2023 Notes, representing 44.97% of the 2023 Notes.

These amounts do not include US$56,000 aggregate principal amount of 2021 Notes, tendered in accordance with guaranteed delivery procedures, which must be delivered by no later than 5:00 p.m., New York City time, on July 1, as set forth in the Offer Documents.

Teck has accepted for payment all Notes validly tendered and not validly withdrawn prior to the Expiration Time. In accordance with the terms of the Offer Documents, Teck has paid or will pay all holders whose Notes are accepted for purchase in the Offers the relevant Tender Offer Consideration as set forth in the Offer Documents on the Payment Date (as defined below) or the Guaranteed Delivery Payment Date (as defined below), as applicable. In addition, holders whose Notes are accepted for purchase in the Offers will receive accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date. Payment for any Notes validly tendered and not validly withdrawn at or before the Expiration Time occurred on June 30, 2020 (the “Payment Date”), provided that payment for Notes delivered under the guaranteed delivery procedures is expected to occur on July 2, 2020 (the “Guaranteed Delivery Payment Date). Notes purchased pursuant to the Offers will be cancelled.

Teck also announced today that it has issued a notice of redemption to redeem, on July 30, 2020, all of the 2021 Notes not purchased in the Offers.

Teck has retained Global Bondholder Services Corporation, as the depositary and information agent for the Offers. Teck has retained J.P. Morgan Securities LLC as the dealer manager for the Offers.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include the expected enhancement to Teck’s liquidity from the various initiatives referred to.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, unavailability of Teck’s credit facilities or unexpected demands on Teck’s liquidity.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com